miax®

August 18, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC ("Emerald")
Amendment 2021-12 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-12 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit C – Updated Officers of Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Futures, LLC and ConvexityShares, LLC
Exhibit F – Updated Membership Forms
Exhibit J – Updated Officers
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 08/18/21	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

21009086

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Emerald, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: August 18, 2021

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX Emerald, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, MIAX Emerald, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange, and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark Wetjen	Executive Vice President, Futures and Innovative Products and Executive Regulatory Liaison Officer
Mark G. Bagan	Executive Vice President – US Futures Strategy
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Roli Bhotika	Vice President – Head of Business Development
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos

Mark I. Massad
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Roli Bhotika	Vice President – Head of Business Development
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Sanjiv Prasad
Lawrence Tanzman

Committees of Miami International Securities Exchange, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Roli Bhotika	Vice President – Head of Business Development

Name	Title
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert

Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Jiganti
Paul Kenyon
Benjamin Londergan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf
Joseph Sellitto
Erik Swanson
Christopher L. Whittington
George Wolf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Charles Blades	Vice President – Controller
Rodney Hester	Vice President – Systems Infrastructure
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Mark Wetjen	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Bye-Laws dated August 24, 2001, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
John Wight
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Susan Monkman
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 402 Holdings, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer
Jesse Marie B. Green	Chief of Staff & Assistant Secretary
James D. Facente, Jr.	Director & Chief Risk Officer – Market Operations, Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher
De’Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher , Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Bradley Griffith
Murray Stahl
Mark G. Bagan*

Audit Committee
Thomas P. Gallagher , Chairperson
Mark G. Bagan
De’Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De’Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher
Christopher T. Matzdorf
Mark G. Bagan*

Regulatory Oversight Committee
Steve Fanady, Chairperson
De’Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher*
Mark G. Bagan*

Risk Management Committee
Bradley Griffith, Chairperson
De’Ana H. Dow
Steve Fanady
Thomas P. Gallagher*
Mark G. Bagan*

* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. M 44 Holdings, LLC

1. *Name*: M 44 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 21, 2019.

4. *Brief description of nature and extent of affiliation*: M 44 Holdings, LLC ("M 44") was wholly-owned by Miami International Holdings, Inc. until March 30, 2021.

5. *Brief description of business or functions*: M 44 was a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 21, 2019 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 26, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 44 Holdings, LLC

The following persons were the officers of M 44 Holdings, LLC until March 30, 2021:

Name	Title
Thomas P. Gallagher	Chairman & Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer

Directors of M 44 Holdings, LLC

The following persons were the directors of M 44 Holdings, LLC until March 30, 2021:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Yes – M 44 ceased business on March 30, 2021 when a Certificate of Cancellation was filed in the State of Delaware.

J. M 401 CORPORATION

1. *Name*: M 401 Corporation
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on June 25, 2020.

4. *Brief description of nature and extent of affiliation*: M 401 Corporation ("M 401") was wholly-owned by Miami International Holdings, Inc., which was the applicant's 100% owner until December 4, 2020.

5. *Brief description of business or functions*: M 401 was a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 401 Corporation

The following persons were the officers of M 401 Corporation until December 4, 2020:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 401 Corporation

The following persons were the directors of M 401 Corporation until December 4, 2020:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Yes – M 401 ceased business on December 4, 2020 when M 401 merged with and into MGEX Holdings, Inc. (“MGEX Holdings”), a Delaware corporation associated

with MGEX. MGEX Holdings thereafter merged with and into M 402 Holdings, LLC with M 402 Holdings, LLC surviving the merger.

K. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MIAX Products, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated January 25, 2019 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated January 25, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Council (Directors) of BSD Nominee Limited</u>

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products. ConvexityShares, LLC is a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
John Zhu	Chief Executive Officer & Chief Compliance Officer
Simon Ho	President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

<u>Response</u>:

1. Pre-Application Survey Form (MIAX, PEARL & EMERALD)
2. Member Application (MIAX, PEARL & EMERALD)
3. Waive-In Member Application (MIAX, PEARL & EMERALD)
4. Amendment to Member Application (MIAX, PEARL & EMERALD)
5. Market Maker Member Guarantee (EMERALD)
6. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL & EMERALD)
7. User Agreement (MIAX, PEARL & EMERALD)
8. Sponsored Access Agreement (EMERALD)
9. Statutory Disqualification Notice (MIAX, PEARL & EMERALD)
10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant (EMERALD)
11. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant (EMERALD)
12. Market Data Policies (MIAX, PEARL & EMERALD) **[Updated]**
13. Exchange Data Agreement (MIAX, PEARL & EMERALD)
14. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX, PEARL & EMERALD)
15. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

16. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX, PEARL & EMERALD)

17. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX, PEARL & EMERALD)

18. Service Bureau Agreement (MIAX, PEARL & EMERALD)

19. Extranet Connection Agreement (MIAX, PEARL & EMERALD)

20. Extranet Information Form – Schedule A (MIAX, PEARL & EMERALD)

21. Stock-Tied Give Up Authorization and Guarantee (MIAX & EMERALD)

22. Stock-Tied Complex Order Authorization (MIAX & EMERALD)

23. Volume Aggregation Request Form (MIAX, PEARL & EMERALD)

24. Clearing Member Restriction Form (MIAX, PEARL & EMERALD)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX Exchange Group

Market Data Policies

Modified July 2021

Table of Contents

Under the terms of the Exchange Data Agreement between Miami International Securities Exchange, LLC ("MIAX"), MIAX Pearl, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) and any person who desires to receive Market Data or other information of the Exchange (each a "Person") ("Exchange Data Agreement"), any Person receiving Market Data must comply with the following policies and procedures ("Policies"). The Exchange reserves the right to update the Policies from time to time and will communicate any updates via email to the designated Market Data contacts for any Person. All capitalized terms used herein that are not defined herein are defined in the Exchange Data Agreement.

1. Definitions

Data Feed – A transmission of market or other Exchange information (“Market Data”), as identified within the Data Feed Request form.

Data Recipient – A Person that receives a Data Feed (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) through another Person that is an approved Data Feed Distributor.

Data Feed Distributor – A Data Recipient that acts as either a Controlled Data Distributor (Internal or External) or an Uncontrolled Data Distributor.

Controlled Data Distributor – A Data Recipient that (i) provides Market Data to a Person, and (ii) controls the entitlements of and display of information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor, or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange in accordance with the directions below, such Controlled Data Distributor shall be considered an “Internal Controlled Data Distributor”.
- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an “External Controlled Data Distributor”.

Person – Any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

Subscriber – A natural person, a proprietorship, corporation, partnership, or other entity, or a device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor.

Uncontrolled Data Distributor – A Data Recipient that is authorized by the Exchange to distribute Market Data externally to a Person who is not an affiliate of the Data Recipient where the Data Recipient does not control the entitlement of and display of information to such Person.

Note: No new Data Recipient may receive any Market Data and/or Data Feeds unless and until the Exchange has approved the specific nature of the Market Data and/or Data Feeds to be provided to such Data Recipient.

2. Data Feed Distributor Requirements

Each Data Recipient that desires to become an authorized Data Feed Distributor of the Exchange must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires the prospective Data Feed Distributor to describe its plan to distribute Data Feeds internally to any Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate or externally to any Person that is not an Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate. The completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Prospective Data Feed Distributor Documentation

Data Feed Distributors are responsible for either (i) directing each prospective Data Recipient to which it desires to redistribute or retransmit a Data Feed to download required documentation from the Exchange website, or (ii) providing a hard copy of each document indicated below to the prospective Data Recipient and ensuring that such Person completes and executes such documents **PRIOR TO RECEIPT OF ANY MARKET DATA**.

Required documentation includes the following documents:

- Exchange Data Agreement
- Schedule B – Data Feed Request Form
- Schedule A – Affiliated Companies List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 8 below)
- Schedule C – Service Facilitator List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 7 below)
- Schedule D – Market Data Subscriber Agreement (to be forwarded by Data Recipient to its Subscribers if applicable and completed by each Subscriber according to the instructions set forth in Section 3 below)

Redistribution Approval Process

Once the documentation described above is completed and executed, the prospective Data Feed Distributor must forward the required documentation to the Exchange for review and approval. The Exchange will review the application and may contact the prospective Data Recipients directly for any additional information that it may need to process and/or approve the request. The review of the application includes, but is not limited to, a review of the intended use of the Market Data.

Upon approval, the Exchange will forward an approval letter via email to both the Data Feed Distributor and Data Recipients. Once the approval letter is received, the Data Feed Distributor is authorized to provide the approved Data Feeds to the Data Recipients.

Note: If a Data Feed Distributor provides Market Data to an unapproved Data Recipient or releases any Data Feeds prior to approval of such Person by the Exchange, the Data Feed Distributor is responsible for paying the Exchange any fees, charges or penalties that are assessable by the Exchange for such Data Recipient's receipt/use during the period of time that the Data Recipient has received/used the Market Data even if such Person is not yet authorized by the Exchange to receive or use such Market Data.

3. Controlled Data Distribution Requirements

Each Controlled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires each Controlled Data Distributor to identify the desired Data Feed and provide contact information for key Market Data Individuals, a description of the intended internal use and/or external Controlled distribution service being provided and a description of how the Data Feed is entitled. A separate Data Feed Request Form should be submitted for each entitlement system utilized. Each completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Internal Controlled Data Distributors

Each Internal Controlled Data Distributor ("ICDD") has the right to provide Market Data to employees and officers of the ICDD or to any Affiliate thereof identified on an Affiliate List submitted by the ICDD to the Exchange in accordance with the instructions set forth in Section 8 below, and are not required to qualify such persons as Subscribers to the Exchange. ICDDs are not subject to the reporting requirements set forth in Section 6 below.

External Controlled Data Distributors

Each External Controlled Data Distributor ("ECDD") must qualify their prospective external Subscribers before any such Subscriber can be entitled to receive Market Data through one of the two following methods outlined below:

- **Subscriber Agreement**
  Each prospective Subscriber must execute the Schedule D – Market Data Subscriber Agreement.

- **ECDD Agreement**
  Alternatively, an ECDD may utilize its own distribution or subscriber agreement with each Subscriber provided that such ECDD incorporates the following terms within its own written legally enforceable agreement ("ECDD Agreement"):

  - The Exchange shall retain all intellectual property rights in the Market Data provided to Subscriber.
  - Market Data that is provided is subject to all terms and conditions stipulated by the Exchange.
  - Subscriber may be subject to reporting requirements.
  - Subscriber agrees that the Exchange does not make any representations or warranties, express or implied, with respect to the Market Data, or the transmission, timeliness, accuracy or completeness thereof, including, without limitation, any implied warranties or any warranties of merchantability, quality or fitness for a particular purpose, and those arising by statute or otherwise in law or from any course of dealing or usage of trade.

- Subscriber agrees that (i) it will not use or permit any other person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Subscriber's strict compliance with the terms of the ECDD Agreement, and (iv) the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof.

- Subscriber agrees to indemnify and hold harmless the Exchange and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with the receipt and/or use of the Market Data, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Subscriber's failure to furnish or to keep, or Subscriber's delay in furnishing or keeping, any report or record required to be kept by Subscriber.

- Subscriber agrees that: (i) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (ii) neither the Exchange nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Subscriber or any other person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Subscriber's receipt or use of Market Data, whether or not resulting from negligence on their part, a force majeure event or any other cause beyond their reasonable control.

- Automatic termination of the ECDD Agreement in the event of expiration or termination of the Exchange Data Agreement between the Exchange and the ECDD.

- If the agreement does not include the Exchange directly as a party, the Exchange must be an expressly specified third party beneficiary of the ECDD Agreement, and shall thereby be entitled to receive the rights of ECDD and enforce the provisions of the ECDD Agreement against Subscriber; provided, however, that (i) no provision of the ECDD Agreement shall impose upon the Exchange any obligations of ECDD set forth therein, and (ii) except as otherwise provided above, the Exchange shall not be entitled to receive those rights of ECDD in respect of which no corresponding right exists under the Exchange Data Agreement, including the right to collect any fees payable directly to ECDD by Subscriber under the ECDD Agreement.

- No terms of any ECDD Agreement shall in any manner conflict with the terms of the Exchange Data Agreement.

- ECDD agrees that it is not an agent of the Exchange and is not authorized to amend any provision of the Exchange Data Agreement between the Exchange and ECDD for the benefit of Subscriber.

Any agreement with a Subscriber, whether it be the Subscriber Agreement or the ECDD Agreement, should be kept by each ECDD for a period of at least three (3) years. The Exchange reserves the right to request a copy of all such agreements at any time during the term of the Exchange Data Agreement between the ECDD and the Exchange.

Controlled Data Distributor Notice and Enforcement

Each Controlled Data Distributor shall:

- Enforce each of its employees and officer's compliance with the terms of the Exchange Data Agreement and each of its Subscriber's compliance with the terms of the Subscriber Agreement, as applicable;
- Provide the Exchange written notice of any violate on thereof by a Person, immediately upon becoming aware of such violation;
- Provide the Exchange notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination;
- Provide the Exchange a true and correct copy of any Exchange Data Agreement or Subscriber Agreement entered into by any of its Data Recipients or Subscribers, as the case may be, promptly upon the Exchange's request therefor;
- Provide the Exchange any assistance as the Exchange may reasonably request in enforcing the Exchange's rights under any Exchange Data Agreement with any Data Recipient or its rights under any Subscriber Agreement with any Subscriber as applicable;
- Immediately cease providing any Market Data to any Person upon the Exchange's request; and
- Provide the Exchange written notice promptly upon becoming aware of any acts or omissions of any Person or other person, in addition to those otherwise required to be reported herein, which Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of the Exchange in any Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of the Exchange or any Distributor to disseminate any Data Feeds.

4. Uncontrolled Data Distribution Requirements

Each Uncontrolled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form should include the following additional information:

- The earliest date upon which one or more Persons will receive any Exchange Market Data from the Uncontrolled Data Distributor (installation date)
- Describe to whom/how the Uncontrolled Data Distributor will be distributing the data in an uncontrolled manner

After the required documents have been completed, the prospective Uncontrolled Data Distributor must submit the required documents to the Exchange (as described above) for approval. The Exchange will review the documents and may contact the Uncontrolled Data Distributor directly for additional information.

Upon approval, the Exchange will notify the Uncontrolled Data Distributor via email. Once approved by the Exchange, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Market Data to one or more Persons.

5. Fees

The Exchange Market Data Fee Schedule is available on the Exchange website. Fees may be modified by the Exchange at any time with no advance notice to Data Recipient or to any other Person except as may be provided in any agreement between the Exchange and such Person.

6. Reporting

Reporting

The Exchange requires all Data Recipients who are either an External Controlled Data Distributor or an Uncontrolled Data Distributor to submit reports, on a monthly basis, providing Person and Market Data details (as described below) for each Person receiving Market Data. Each such report must include the following:

- Data Recipient or Subscriber name, contact information, and billing address
- Mailing address at which Data Recipient receives the Data Feed
- Type of service – by Exchange and type of feed (i.e., MIAX Options ToM, Emerald Options cToM, Pearl Options PLF, Pearl Equities DoM, etc.)
- Timing of Data Feed — Real-time or Delayed
- The earliest date upon which a Data Recipient or Subscriber receives any Exchange Market Data (installation date)
- The last date upon which a Data Recipient or Subscriber receives any Exchange Market Data (termination date)

Monthly reporting for the prior month's activity is due on the 15th of the current month (i.e., May 15th is the due date for April reporting) and should be sent via email to MarketDataUsage@MIAXOptions.com.

Please contact MarketData@MIAXOptions.com regarding any questions about reporting requirements.

Audit

In accordance with the terms outlined in the Exchange Data Agreement, each Data Recipient must make available to the Exchange or its appointed agent, for physical inspection and audit, all books and records relating to Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement, and all technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under the Exchange Data Agreement, in order for the Exchange or its appointed agent to verify the accuracy of reports provided by Data Recipient to the Exchange and the compliance by Data Recipient of all terms and conditions of the Exchange Data Agreement, including without limitation the receipt, use, display and distribution of Market Data. This audit must occur during normal business hours and upon reasonable notice to Data Recipient. The Exchange may inspect and audit for compliance by the Data Recipient for a period of three (3) years following the effective date of termination of the Exchange Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the Exchange Data Agreement, then all such amounts owed to the Exchange shall be remitted to the Exchange within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit.

7. Service Facilitators

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Exchange Data Agreement between the Exchange and Data Recipient to an authorized third party agent ("Service Facilitator"), which Service Facilitator may discharge those responsibilities, obligations or duties on behalf of a Data Recipient in accordance with the Exchange Data Agreement. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of the Exchange Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

A Service Facilitator may support one or more functions for a Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. If a Data Recipient uses a Service Facilitator, the Data Recipient must provide a list of any and all Service Facilitators to the Exchange on Schedule C – Service Facilitator List. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

Additionally, Data Recipient must include in a legally enforceable written agreement between the Data Recipient and each Service Facilitator the following terms:

- The Exchange is protected to the same extent as if the Service Facilitator were a party to the Exchange Data Agreement, including without limitation by permitting the Exchange to audit the Service Facilitator on the same terms as the Exchange is permitted to audit Data Recipient under the Exchange Data Agreement.

- No terms of such agreement conflict with the terms of the Exchange Data Agreement.

- If the Service Facilitator is responsible for distribution of the Market Data on behalf of the Data Recipient, distribution of Market Data to another Data Recipient may occur only after the Data Recipient is authorized by the Exchange or Data Recipient is qualified through one of the qualification methods outlined above.

- Data Recipient, and not the Service Facilitator, controls all entitlements of Market Data.

Notwithstanding the foregoing, the Service Facilitator must sign an Exchange Data Agreement with the Exchange if the Service Facilitator receives a Data Feed.

8. Distribution to Affiliates

Any Data Recipient that distributes Market Data to an Affiliate of Data Recipient must complete and submit Schedule A - Affiliated Companies List indicating the Affiliates which will be receiving Market Data. An "Affiliate" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

9. General Use Requirements

Attribution

- Each Data Recipient (including each Data Feed Distributor and each Controlled Data Distributor) must identify the Exchange as the source of any Market Data Feed through use of the Exchange's name on all displays of Market Data.
- If the Market Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Market Data as delayed by stating "Data Delayed 15 Minutes".
- Alternatives for Market Data attribution may be permitted upon the prior written consent of the Exchange. In order to receive approval, the Data Recipient must submit the alternative attributions to the Exchange by emailing the request to MarketData@MIAXOptions.com for review and processing.

Marketing Materials

Each Controlled Data Distributor and each Uncontrolled Data Distributor may use the Exchange's corporate name and the names of the Market Data Products/Services in their marketing materials and written sales materials to promote the use of their products or services, provided that such Data Recipient has received specific prior written approval by the Exchange of each such use. In order to receive approval, the Data Recipient must submit the marketing materials to the Exchange by emailing MarketData@MIAXOptions.com for review and approval.

Record Retention

A Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement (collectively, "Records") including without limitation the receipt, use, display and distribution of Market Data. Data Recipients shall cause their Subscribers to also maintain complete and accurate books and records related to the Market Data receipt and/or use by such Subscriber.

miax™

miaxoptions.com

Exchange Data Agreement
Schedule B - Data Feed Request Form

(Submit one per entitlement system)

miax

Check One: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request: ____________

Data Recipient/Data Feed Distributor Contact Information

Company Name: ____________

Primary Contact: ____________

Phone: ____________ Primary Contact Email: ____________

Technical Contact: ____________

Phone: ____________ Technical Contact Email: ____________

Billing Contact: ____________

Phone: ____________ Billing Contact Email: ____________

Reporting Contact: ____________

Phone: ____________ Reporting Contact Email: ____________

Intended Use of MIAX Pearl Equities Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Pearl Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

MIAX Pearl Equities Market Data Requested

- ☐ MIAX Pearl Equities Top of Market (ToM)
- ☐ Other: ______
- ☐ MIAX Pearl Equities Depth of Market (DoM)

MIAX Options Market Data Requested

- ☐ MIAX Options Top of Market (ToM)(1)
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Options Product Feed (MPF)
- ☐ MIAX Options Complex Top of Market (cToM)
- ☐ MIAX Options Order Feed (MOR)
- ☐ MIAX Options Open-Close Report
- ☐ Other: ______

MIAX Pearl Options Market Data Requested

- ☐ MIAX Pearl Options Top of Market (ToM)(1)
- ☐ MIAX Pearl Options Liquidity Feed (PLF)
- ☐ MIAX Pearl Options Open-Close Report
- ☐ Other: ______

MIAX Emerald Options Market Data Requested

- ☐ MIAX Emerald Options Top of Market (ToM)(1)
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Emerald Options Complex Top of Market (cToM)
- ☐ MIAX Emerald Options Order Feed (MOR)
- ☐ MIAX Emerald Options Open-Close Report
- ☐ Other: ______

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data
External Distribution – Describe Service Provided
(Specify Options or Equities Data in Description)

Entitlement Methodology

Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX Pearl, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Print Name:

Title:

Signature:

Date:

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1. Officers of MIAX Emerald, LLC

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Roli Bhotika	Vice President – Head of Business Development
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. <u>Directors of MIAX Emerald, LLC</u>

The following persons are the directors of the Exchange:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Marianne Deane	Non-Industry/ Independent	Class III - 2022	Community Volunteer
Leslie Florio	Non-Industry/ Independent	Class III – 2022	Vice President – Maxwell Place Condominium Association

Name	Classification	Term of Office	Type of Business
Richard Herr	Industry	Class III – 2022	Managing Director – Piper Sandler
Joseph M. Kyrillos, Jr.	Non-Industry/ Independent	Class III - 2022	Director – Newport Capital Group; Principal – SK Partners; Former NJ Senator, 13th District
Kurt M. Eckert	Industry	Class I – 2023	Partner and Head of Market Structure – Wolverine Trading, LLC
David S. Fleming	Industry/Member Representative	Class I – 2023	Global Business Development – Options – Jump Trading, LLC
Kimberly M. Guadagno	Non-Industry/ Independent	Class I – 2023	Law Firm Partner – Connell Foley LLP; President & CEO – The FoodBank of Monmouth & Ocean Counties, d/b/a Fulfill; Former NJ Lt. Governor and Secretary of State
Michael Juneman	Industry/Member Representative	Class I – 2023	Managing Director – Two Sigma Securities, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2023	President – Phoenix Ventures, LLC
Lindsay L. Burbage	Non-Industry/ Independent	Class II - 2024	Attorney
Michael Golding	Industry	Class II – 2024	Head of Trading – Optiver US
Paul Jiganti	Industry/Member Representative	Class II – 2024	Managing Director of Business Development and Market Structure Strategy – IMC Financial Markets
John E. McCormac	Non-Industry/ Independent	Class II – 2024	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer

3. Committees of MIAX Emerald, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kimberly M. Guadagno	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Paul Jiganti	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

<u>Response</u>:

Attached is a list of the members of the Exchange as of August 17, 2021, including the information set forth in items 1-6 above.

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 3/1/2019
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 3/1/2019
Membership Activities:
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 3/1/2019
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 3/8/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 3/8/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 12/9/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 3/1/2019
Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 3/1/2019
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8-15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Lead & Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

	Approval Date: 3/1/2019	SEC #: 8-47034
401 City Avenue, Ste. 220	**Membership Activities:**	CRD #: 35874
Bala Cynwyd PA 19004	Primary Lead, Lead & Registered Market Maker	
Tele #: (610) 617-2600	International Tele #	

TWO SIGMA SECURITIES, LLC

	Approval Date: 3/1/2019	SEC #: 8-68090
100 Avenue of the Americas - 2nd Fl.	**Membership Activities:**	CRD #: 148960
New York NY 10013	Primary Lead, Lead, Registered Market Maker & Order Entry	
Tele #: (212) 625-5700	International Tele #	

UBS SECURITIES LLC

	Approval Date: 3/1/2019	SEC #: 8-22651
1285 Avenue of the Americas	**Membership Activities:**	CRD #: 7654
New York NY 10019	Order Entry & Clearance	
Tele #: (203) 719-3000	International Tele #	

VOLANT SECURITIES, LLC

	Approval Date: 3/1/2019	SEC #: 8-66826
425 South Financial Place - Suite 910B	**Membership Activities:**	CRD #: 134284
Chicago IL 60605	Order Entry & Clearance	
Tele #: (312) 692-5000	International Tele #	

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor	Approval Date: 3/6/2019	SEC #: 8-65876
D1086-060	**Membership Activities:**	CRD #: 126292
Charlotte NC 28202	Order Entry & Clearance	
Tele #: (704) 410-1913	International Tele #	

WOLVERINE EXECUTION SERVICES, LLC

	Approval Date: 3/1/2019	SEC #: 8-65336
175 W. Jackson Blvd., Ste. 200	**Membership Activities:**	CRD #: 120719
Chicago IL 60604	Order Entry & Clearance	
Tele #: (312) 884-4000	International Tele #	

WOLVERINE TRADING, LLC

	Approval Date: 3/1/2019	SEC #: 8-47484
175 W. Jackson Blvd., Ste. 200	**Membership Activities:**	CRD #: 36848
Chicago IL 60604	Primary Lead, Lead & Registered Market Maker	
Tele #: (312) 884-4000	International Tele #	

Total BD Firms 34